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December 17, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel

Re:	Dryships Inc.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 16, 2012
Form 6-K for the Month of August 2012
Filed August 17, 2012
File No. 001-33922

Dear Ms. Cvrkel:

We refer to the annual report on Form 20-F for the fiscal year ended December 31, 2011, filed by DryShips Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 16, 2012 (the "Annual Report") and current report on Form 6-K filed on August 17, 2012 that contains the Company's unaudited interim financial results for the second quarter of 2012 (the "Form 6-K"). By letter dated November 7, 2012 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Annual Report and the Form 6-K.  The Company responded to the First Comment Letter by letter dated November 27, 2012 (the "First Response Letter).  By letter dated December 14, 2012 (the "Second Comment Letter"), the Staff provided the Company with additional comments regarding the Annual Report.

The following numbered paragraph of this letter corresponds to the numbered paragraph of the Second Comment Letter. For your convenience, the Company's response is prefaced by the exact text of the Staff's comment in bold text.

Annual Report on Form 20-F

Critical Accounting Policies, page 86

Impairments of Long-lived Assets

1.
We note your response to our prior comment number 2 but continue to believe that the sensitivity analysis provided as Appendix 2 in connection with your response to our prior comment should be included in the Critical Accounting Policies section of MD&A. Pursuant to FR-72, the critical accounting policies and estimates section of

Securities and Exchange Commission
December 17, 2012

MD&A is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In addition, given the length of time the rates have been depressed, it appears that the longer term rates in effect ten years ago, may no longer be indicative of rates that will be achieved over the remaining life of the vessels. Please confirm that you will include the analysis and discussion included in Appendix 2 in the Critical Accounting Policies section of MD&A in future filings. Please note that we will not object to the Company's decision to also include a similar discussion in the risk factors section of your Form 20-F filing.

The Company confirms that it will revise its disclosure in future filings to include the analysis and discussion included in Appendix 2 to its First Response Letter in the Critical Accounting Policies section of MD&A.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/Gary J. Wolfe
Gary J. Wolfe

cc:           Mr. Ziad Nakhleh
Chief Financial Officer
DryShips Inc.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

DRYSHIPS INC.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecelia Blye

Re:      DryShips Inc.

December 17, 2012

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

DRYSHIPS INC.

By:	/s/Ziad Nakleh
Name:	Ziad Nakhleh
Title:	Chief Financial Officer